NSAR ITEM 77C

Van Kampen American Capital Massachusetts Value Municipal Income Trust

(a) A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van
Kampen American Capital Massachusetts Value
    Municipal Income Trust (the "Fund") included:

    None

(c) The following were voted on at the meeting:

    (1) Approval of New Investment Advisory Agreement in the event of a change of control for the Adviser.

           For   1,996,846              Against   42,154

    (2) Inapplicable

    (3) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

           For     997,895             Against    51,730

    (4) Inapplicable